SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Oil States International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

678026105
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 678026105	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,608,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,608,589
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,608,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.9%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 678026105	SCHEDULE 13D/A	Page 3 of 4 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on April 11, 2013 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on April 30, 2013 ("Amendment No. 1"), Amendment No. 2 filed on September 5, 2013 ("Amendment No. 2") and Amendment No. 3 filed on June 6, 2014 (“Amendment No. 3”, and the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Oil States International, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 5(a), (b), (c) and (e) and 7 as set forth below. This Amendment No. 4 constitutes an “exit filing” with respect to the Reporting Person.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 2,608,589 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $126 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 53,056,361 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2014 as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 2, 2014.

At the close of business on June 27, 2014, the Reporting Person may be deemed to beneficially own 2,608,589 Shares, constituting approximately 4.9% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 2,608,589 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Person since Amendment No. 3 is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed therein were effected on the New York Stock Exchange through various brokerage entities.

(e) June 25, 2014.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares Since the Filing of Amendment No. 3.

CUSIP No. 678026105	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2014

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel